UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

_______________________________

Blue Owl Capital Corporation II
(Name of Subject Company (Issuer))

Cox Capital General Partner, LLC
Cox Capital Partners Special Situations Fund, L.P.
Saba Capital Management GP, LLC
Saba Capital Management, L.P.
Saba Capital Tender SPV I, LLC
(Name of Filing Person (Offeror))

_______________________________

Common Stock, $0.01 par value per share
(Titles of Classes of Securities)

None
(CUSIP Number of Shares of Common Stock)

_______________________________

Cox Capital Partners
John Cox
1333 Race Street
Philadelphia, PA 19107
(484) 840-5281
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

_______________________________

With copies to:

George Silfen
Alston & Bird LLP
90 Park Avenue
New York, NY 10016
(212) 210-9415

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on March 6, 2026 by Cox Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Purchaser”). This Amendment No. 1 and the Schedule TO relate to the offer by the Purchaser to purchase up to 8,000,000 shares of Common Stock, par value $0.01 per share (“Shares”) of Blue Owl Capital Corporation II (the “Company”) at a purchase price of $3.80 per Share (the “Offer Price”). The Company disclosed a dividend reinvestment plan issuance value of $8.19 per share as of February 24, 2026 on a Form 8-K filed on February 26, 2026 (the “DRP Value”). The Offer Price represents a 34.93% discount to an implied value per Share of $5.84, which is the difference of the DRP Value less the Company’s announced intention to return up to $2.35 per Share in cash in connection with a sale of some of the Company’s portfolio company investments announced on February 18, 2026 (the “Transaction Distribution”). The Purchaser is making the offer, and, following the completion of the offer, a portion of the Shares purchased is expected to be transferred to Saba Capital Tender SPV I, LLC, a Delaware limited liability company, (“Saba SPV”), which will beneficially own such Shares. Purchases will be made upon the terms and subject to the conditions described in the Offer to Purchase, dated March 6, 2026 (the “Offer to Purchase”), a copy of which is filed with the Schedule TO as Exhibit 99(a)(1)(i), and the related Assignment Form (the “Assignment Form”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed with the Schedule TO as Exhibit 99(a)(1)(ii).

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule TO. Except as set forth below, the information set forth in the Schedule TO remains unchanged is incorporated by reference as relevant to the items in this Amendment No.1.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(vi)** Article titled “Weinstein ‘Buying Pessimism’ With Discount Private Fund Bids” published by Bloomberg on March 10, 2026.

(a)(5)(vii)** Transcript of Interview with Boaz Weinstein published by CNBC on March 10, 2026.

(a)(1)(i)*	Offer to Purchase, dated March 6, 2026.
(a)(1)(ii)*	Assignment Form.
(a)(1)(iii)*	Form of Notice of Withdrawal.
(a)(5)(i)*	Press Release dated February 20, 2026 (incorporated herein by reference to the Schedule TO-C filed by Offeror Group on February 20, 2026).
(a)(5)(ii)*	Social media content by Boaz Weinstein on X (incorporated herein by reference to the Schedule TO-C filed by Offeror Group on February 20, 2026).
(a)(5)(iii)*	Press Release dated March 6, 2026.
(a)(5)(iv)*	Internet Advertisements dated March 6, 2026.
(a)(5)(v)*†	Consulting Agreement dated February 13, 2026.
(a)(5)(vi)**	Article titled “Weinstein ‘Buying Pessimism’ With Discount Private Fund Bids” published by Bloomberg on March 10, 2026.
(a)(5)(vii)**	Transcript of Interview with Boaz Weinstein published by CNBC on March 10, 2026.
107*	Filing Fee Exhibit.

____________

**      Filed herewith

*        Previously filed

†        Confidential treatment has been requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Cox Capital General Partner, LLC
By:	/s/ John Cox
Name: John Cox
Title: Managing Member
Cox Capital Partners Special Situations Fund, LP
By:	/s/ John Cox
Name: John Cox
Title: Chief Investment Officer
Saba Capital Management, L.P.
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Chief Operating Officer
Saba Capital Tender SPV I, LLC
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person
Saba Capital Management GP, LLC
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person

Dated: March 10, 2026

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